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                               April 14, 2021

       John T. Treace
       Chief Executive Officer
       Treace Medical Concepts, Inc.
       203 Fort Wade Road, Suite 150
       Ponte Vedra, Flordia 32081

                                                        Re: Treace Medical
Concepts, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 30,
2021
                                                            File No. 333-254863

       Dear Mr. Treace:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors
       Risks Related to This Offering and Ownership of Our Common Stock, page
43

   1. The revisions to your exclusive forum risk factor on page 48 and the related revisions to the description of the
forum provisions on page 150 are unclear. On page 150, you state that the exclusive
forum provisions will provide that federal district courts will be the exclusive forum for
both Exchange Act claims and Securities Act claims. But in the same sentence on page 150
where you address Exchange Act claims, you appear to state that
                                                        Exchange Act claims can
only be brought in another state or federal court if they have first been dismissed by
the Delaware Court of Chancery for lack of subject matter
                                                        jurisdiction. Please
clarify. In this regard, we note that Section 27 of the Exchange Act creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability
 John T. Treace
Treace Medical Concepts, Inc.
April 14, 2021
Page 2
       created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
       Securities Act or Exchange Act.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 72

2. Please disclose the specific reasons underlying the provision of inventory obsolescence.
Business
Intellectual Property, page 104

3. We note your response to comment 8. Item 101(h)(4)(ix) of Regulation S-K seeks information regarding the business of a smaller reporting company, including "patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration" "to the extent material." If the licensed patent is not material, either revise the disclosure to clarify it is not material or consider removing it from the disclosure to avoid any misimpression.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement. You may contact Michael Fay at (202) 551-3812 or Terence O'Brien at
(202) 551-3355 if you have questions regarding our comment on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Christopher Edwards at (202)
551-6761 with any other questions.



                                                              Sincerely,
FirstName LastNameJohn T. Treace
                                                              Division of
Corporation Finance
Comapany NameTreace Medical Concepts, Inc.
                                                              Office of Life
Sciences
April 14, 2021 Page 2
cc:       Brian Cuneo, Esq.
FirstName LastName